中国银行
BANK OF CHINA

RECEIVED

File No.82-35030

5 January 2007

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Com[redacted]
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07020199

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4594 or our Ms. Camela Lee at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

Encl.

PROCESSED
JAN 10 2007
THOMSON
FINANCIAL

Annex A

List of Documents Furnished

1. Announcement regarding Acquisition of Singapore Aircraft Leasing Enterprise Pte. Ltd. dated 15 December 2006 issued by the Bank in Hong Kong.
2. Announcement regarding Acquisition of Singapore Aircraft Leasing Enterprise Pte. Ltd. dated 18 December 2006 issued by the Bank in the PRC.
3. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 December 2006 filed by the Bank with the Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Translation, Version or Summary Has Been Prepared

1. Announcement in the PRC, dated 28 December 2006, announcing the commencement of the trading of the institutional placed "A" shares in the A Share Offering which were subject to six-month lock up period.

2. Overseas regulatory announcement in Hong Kong, dated 28 December 2006, announcing the publication of an announcement in the PRC regarding the commencement of the trading of the institutional placed "A" shares which were subject to six-month lock up period.

South China Morning Post
Date : 18th December 2006

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

ACQUISITION OF SINGAPORE AIRCRAFT LEASING ENTERPRISE PTE. LTD.

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Bank of China Limited (the "**Bank**" or the "**Company**") is pleased to announce that it has, through a wholly-owned subsidiary, acquired 100% of the issued share capital of Singapore Aircraft Leasing Enterprise Pte. Ltd. ("**SALE**") for US$965 million in cash.

Headquartered in Singapore, SALE is the largest aircraft leasing company based in Asia. Currently, SALE owns a fleet of 63 aircraft and manages 14 aircraft on behalf of third parties. In addition, SALE has firm orders for another 28 aircraft, and options and purchase rights to acquire 20 additional aircraft. SALE's fleet is one of the youngest in the industry with an average age of 3.5 years. More than 70% of the fleet comprises the highly popular narrow-body Boeing Next-Generation B737 and Airbus A320 aircraft. SALE has a diversified customer base in 20 countries across 6 continents. As of 30 September 2006, SALE's total assets amounted to US$3.1 billion, total debt amounted to US$2.28 billion and equity amounted to US$535 million.

The acquisition forms part of the Company's overall corporate strategy in expanding its scope of diverse financial services and increasing its diversification into non-interest income. SALE will provide a well-established platform for the Company to expand into aircraft leasing, and potentially lead to other cross-selling opportunities with airline companies. The Company will leverage on its global client resources and institutional network in China and overseas to support SALE's global business development, particularly in the Chinese aviation sector, which is one of the fastest growing in the world.

The Company will appoint directors to the board of directors of SALE following the acquisition. SALE will continue to be run by its existing management team based in Singapore led by Chief Executive Officer Robert Martin.

The selling shareholders are Singapore Airlines Limited (35.5%), WestLB AG (35.5%), Apfarge Investment Pte Ltd (an investment vehicle of GIC Special Investments Pte Ltd) (14.5%), and Seletar Investments Pte. Ltd. (a wholly-owned subsidiary of Temasek Holdings (Private) Limited) (14.5%).

By order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, the PRC
15 December 2006

As at the date of this announcement, the directors of the Company are: Xiao Gang, Li Lihui, Zhang Jinghua, Yu Erniu*, Zhu Yan*, Zhang Xinze*, Hong Zhihua*, Huang Haibo*, Sir Frederick Anderson Goodwin*, Seah Lim Huat Peter*, Hua Qingshan, Li Zaohang, Anthony Francis Neoh#, William Peter Cooke#, Patrick de Saint-Aignan# and Alberto Togni#.*

* *Non-executive director*
\# *Independent Non-executive director*

Announcement Regarding Acquisition of Singapore Aircraft Leasing Enterprise Pte. Ltd. of Bank of China Limited

Bank of China Ltd. and all members of Board of Directors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

Bank of China Limited ("BOC") is pleased to announce that it has, through a wholly-owned subsidiary, acquired 100% of the issued share capital of Singapore Aircraft Leasing Enterprise Pte. Ltd. ("SALE") for US$965 million in cash.

Headquartered in Singapore, SALE is the largest aircraft leasing company based in Asia. Currently, SALE owns a fleet of 63 aircrafts and manages 14 aircrafts on behalf of third parties. In addition, SALE has firm orders for another 28 aircrafts, and options and purchase rights to acquire 20 additional aircrafts. SALE's fleet is one of the youngest in the industry with an average age of 3.5 years. More than 70% of the fleet comprises the highly popular narrow-body Boeing Next-Generation B737 and Airbus A320 aircraft. SALE has a diversified customer base in 20 countries across 6 continents. As of 30 September 2006, SALE's total

assets amounted to US$3.1 billion, total debt amounted to US$2.28 billion and equity amounted to US$535 million.

The acquisition forms part of BOC's overall corporate strategy in expanding its scope of diverse financial services and increasing its diversification into non-interest income. SALE will provide a well-established platform for BOC to expand into aircraft leasing, and potentially lead to other cross-selling opportunities with airline companies. BOC will leverage on its global client resources and institutional network in China and overseas to support SALE's global business development, particularly in the Chinese aviation sector, which is one of the fastest growing in the world.

BOC will appoint directors to the board of directors of SALE following the acquisition. SALE will continue to be run by its existing management team based in Singapore led by Chief Executive Officer Robert Martin.

The selling shareholders are Singapore Airlines Limited (35.5%), WestLB AG (35.5%), Apfarge Investment Pte. Ltd. (an investment vehicle of GIC Special Investments Pte. Ltd.) (14.5%), and Seletar Investments Pte. Ltd. (a wholly-owned subsidiary of Temasek Holdings (Private) Limited) (14.5%).

The announcement is hereby notified.

Board of Directors of Bank of China Limited

December 18, 2006

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	04/01/2007 11:57:01	Submitted By	03988P02
Date/Time Approved	04/01/2007 11:57:02	Approved By	03988P01
Submission No.	EBIS-070104-00006	Status	Approved

Company Code	LM03988 Bank of China Limited		
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung		
Contact No.	2846 2700		

For the month ended : 31/12/2006

Name of Company	LM03988 Bank of China Limited		
Contact Person	Jason C.W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	04/01/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 3988 Description : H shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code : Description : A shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month RMB 253,839,162,009

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				
Balance at close of the month	76,020,251,269	177,818,910,740		

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

Total Exercised Money During the Month HKD

- ● Ordinary (1)
- ○ Ordinary (2)
- ○ Preference
- ○ Other Class

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				● Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				● Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3.	( ) Stock Code Subscription Price HKD	HKD				● Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

4. [ ] HKD [ ] [ ] [ ] [ ]

([ ])

Stock Code [ ]

Subscription Price HKD [ ]

(•) Ordinary (1)
( ) Ordinary (2)
( ) Preference
( ) Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
Stock Code / Subscription Price HKD					(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
2.	HKD				
Stock Code / Subscription Price HKD					(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
3.	HKD				
Stock Code / Subscription Price HKD					(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class

Other Issues of Shares

Type of Securities				No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		(•) Ordinary (1) ( ) Ordinary (2)

				○ Preference ○ Other Class
5. **Bonus Issue**			Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
6. **Repurchase of share**			Cancellation Date: (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
7. **Redemption of share**			Redemption Date: (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
8. **Other** (Please specify)	At Price : HKD		Issue and allotment date	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

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